United States
Securities and Exchange Commission
Washington, D.C. 20549


SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No.1)*


DropCar, Inc. (DCAR)
(Name of Issuer

Common Stock, $0.0001 Par Value
(Title of Class of Securities

92931L401
(CUSIP Number)

March 26, 2019
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    Rule 13d-1(b)
[X] Rule 13d-1(c)
    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 92931L401

Schedule 13G/A


1.

Names of Reporting Persons:

MINTFUNDS, LLC

I.R.S. Identification No. of Above Persons (Entities Only):


2.

Check the Appropriate Box if a Member of a Group (See Instructions):
a []        b [X]

3.

SEC Use Only

4.

Citizenship or Place of Organization:

Puerto Rico

Number of Shares  Beneficially  Owned by  Each Person  Reporting  With

5.

Sole Voting Power:

150,000


6.

Shared Voting Power:

0


7.

Sole Dispositive Power:

150,000


8.

Shared Dispositive Power:

0

  9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

150,000

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions): []

11.

Percent of Class Represented by Amount in Row (9):

9.25%

12.

Type of Reporting Person (See Instructions):

OO


CUSIP No. 92931L401

Schedule 13G/A

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 92931L401

Schedule 13G/A


1.

Names of Reporting Persons:

Guy Gentile

I.R.S. Identification No. of Above Persons (Entities Only):


2.

Check the Appropriate Box if a Member of a Group (See Instructions):
a  []        b  [X]

3.

SEC Use Only

4.

Citizenship or Place of Organization:

Italian


Number of Shares Beneficially Owned by Each Person Reporting With

5.

Sole Voting Power:

150,000


6.

Shared Voting Power:

0


7.

Sole Dispositive Power:

150,000


8.

Shared Dispositive Power:

0



9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

150,000

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions): []

11.

Percent of Class Represented by Amount in Row (9):

9.25%

12.

Type of Reporting Person (See Instructions):

OO


CUSIP No. 92931L401

Schedule 13G/A


Item 1

(a)Name of Issuer:

DropCar, Inc.(DCAR)

(b)Address of Issuer Principal Executive Offices:

1412 Broadway
Suite 2105
New York, NY 10018

Item 2

(a)Name of Person Filing:

(a) The persons filing this joint statement on Schedule
13G are (i) MINTFUNDS, LLC. (MINTFUNDS), a
Puerto Rico limited liability company, and (ii) Guy Gentile, an Italian citizen (Gentile collectively with MINTFUNDS, the Reporting Persons). MINTFUNDS is a private non-registered investment Fund owned entirely by Gentile. Gentile present principal occupation is serving as CEO of MintBroker. Gentile also is the sole owner of MINTFUNDS. Each of the aforementioned entities and Gentile are referred to herein individually as a Reporting Person and collectively as Reporting Persons.


(b)Address of Principal Business Office or, if None,
   Residence:

The principal business office of all Reporting Persons is located at Elizabeth Avenue & Bay Street Nassau, Bahamas

(c)Citizenship:

MINTFUNDS - Puerto Rico
Gentile - Italy

(d)Title of Class of Securities:

Common Stock, $0.0001 Par Value

(e)CUSIP Number:

92931L401

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:


(a)		[  ]	Broker or Dealer registered under section 15 of the
Act (15 U.S.C. 78o).
(b)		[  ]	Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c).
(c)		[  ]	Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C.
78c).
(d)		[ X ]	Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)		[  ]	An investment adviser in accordance with 240.13d-1
(b)(1)(ii)(E);
(f)		[  ]	An employee benefit plan or endowment fund in accordance
with 240.13d-1(b)(1)(ii)(F);
(g)		[  ]	A parent holding company or control person in accordance
with 240.13d-1(b)(1)(ii)(G);
(h)		[  ]	A savings association as defined in section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[  ]          A church plan that is excluded from the definition of
an
investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);
(j)	[  ]          Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box X



Item 4 Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)
Amount beneficially owned: 150,000


(b)
Percent of class: 9.25%

( c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote: 150,000


(ii)
Shared power to vote or to direct the vote: 0


(iii)
Sole power to dispose or to direct the disposition of: 150,000


(iv)
Shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, then check the following: [ ]

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by Parent Holding Company:

Not Applicable

Item 8 Identification and Classification of Members of the Group:

Not Applicable

Item 9 Notice of Dissolution of Group:

Not Applicable




CUSIP No. 92931L401

Schedule 13G/A


Item 10 Certification:

(a)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) Not Applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2019
(Date)

/Guy Gentile/

(Signature)

/MINTFUNDS, LLC/

 /Guy Gentile/

(Signature)


EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange
Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A with respect to the shares of common stock, $.0001 par value per share, of DropCar, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Schedule 13G/A. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent it knows or has reason to believe that such information is inaccurate.

Mintbroker International, Ltd.
By: __/s/__________________
Print Name: Guy Gentile
Title: Chief Executive Officer

MINTFUNDS, LLC
By: ___/s/__________________
Print Name: Guy Gentile
Title: Managing Member

______/s/______________
Guy Gentile, individually